Exhibit (2)(e)

ELLINGTON CREDIT COMPANY

DIVIDEND REINVESTMENT PLAN

Introduction

Under the Dividend Reinvestment Plan (the “Plan”) for Ellington Credit Company (the “Fund”), cash dividends paid and/or cash distributions made (collectively, “Dividends”) to holders of the Fund’s common shares of beneficial interest, $0.01 par value per share (the “Shares”), will, except as provided below, automatically be reinvested on behalf of such shareholders in additional Shares of the Fund. Each registered shareholder will be automatically entered into the Plan but may elect to have such Dividends distributed in cash (i.e., “opt-out”) rather than participate in the Plan (each holder who opts out, a “Non-Participant”).

For any registered shareholder that does not opt-out of the Plan (each, a “Participant”), Dividends on such shareholder’s Shares will be reinvested in additional Shares by Equiniti Trust Company, LLC (the “Plan Agent”), as agent for shareholders in administering the Plan, as set forth below. Participation in the Plan is voluntary, and may be terminated or resumed at any time without penalty by so notifying the Plan Agent by telephone, or in writing.

If a Participant provides an opt-out notice, or a Non-Participant provides a resumption notice, and such notice is received by the Plan Agent prior to a given Dividend’s record date, such notice will be effective with respect to such Dividend and any Dividend with a later Dividend record date. Participants who hold Shares indirectly through a nominee (such as through a broker) must contact their nominee in order to elect to opt-out of (or resume) participation, as the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by such nominee as participating in the Plan.

Plan Details

1.	The Plan Agent will open an account for each Participant in the same name in which such Participant is registered. Whenever the Fund declares a Dividend, Non-Participants will receive cash but Participants will instead receive the equivalent in newly-issued Shares, whether the Shares are trading at a price per share at, below or above net asset value. The number of Shares to be issued to a Participant shall be determined by dividing the total dollar amount of the Dividend payable to such Participant by an amount equal to ninety five (95%) percent of the market price per share of the Company’s Shares at the close of regular trading on the New York Stock Exchange (the “NYSE”) on the Dividend payment date (or, if no sale of Shares is reported for such day, at the average of the last bid and ask prices reported by the NYSE). Notwithstanding that Participants will receive newly-issued Shares, the Board reserves the right to cause the Company to purchase shares in the open market in connection with the implementation of the Plan.

2.	The Plan Agent’s fees for the handling of the reinvestment of Dividends will be paid by the Fund. The automatic reinvestment of Dividends in Shares will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

3.	The Plan Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Shares in the account of each Participant will be held by the Plan Agent on behalf of the Participant in book entry form in the Plan Agent’s name or the Plan Agent’s nominee. The Plan Agent will forward all proxy solicitation materials to Participants and, as applicable, vote proxies for Shares held under the Plan in accordance with the instructions of the Participants.

4.	Each Participant may elect, by notice to the Plan Agent as set forth below, to opt-out of (or resume) participation in the Plan. Any such election will be effective with respect to any Dividend only if notice is received by the Plan Agent prior to the related Dividend record date.

Each Participant may elect, by notice to the Plan Agent as set forth below, to withdraw some or all of their Shares held by the Plan Agent. In the case of a full withdrawal of a Participant’s account, because the Plan Agent will only permit a whole number of Shares to be withdrawn from a Participant’s account at any time, such Participant may receive, in lieu of a fractional Share, a check for the cash value of such fractional Share at the market value per Share as of the close of business on the day the withdrawal is effective, less any applicable fee.

Each Participant may elect, by notice to the Plan Agent as set forth below, to have the Plan Agent sell all or a part of their Shares, whereupon the Plan Agent shall remit the proceeds to the Participant, provided that the Plan Agent is authorized to deduct a transaction fee of $15.00 plus a per Share broker’s commission of $0.07 from such proceeds.

Participants wishing to notify the Plan Agent of the foregoing elections, or wishing otherwise to communicate with the Plan Agent, should do so either through the Plan Agent’s internet portal at https://equiniti.com/us/ast-access/individuals/, by telephone at (800) 937-5449 or (718) 921-8124, or by mail addressed to Equiniti Trust Company, LLC, c/o Ellington Credit Company, P.O. BOX 10027, Newark NJ 07101.

5.	Participants who hold their Shares through a nominee (such as through a broker) should direct any correspondence or questions concerning the Dividend Reinvestment Plan to their nominee.

6.	The Fund reserves the right to amend or terminate the Plan.

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